
SAC MISSILE COMBAT COMPETITION
WINNER
BLANCHARD
351
SMW
AIR FORCE

FAST BAGS CORP

Biodegradable Trash Bags, inside America's First Trash Bag Dispensing System

bagups.com Bernardsville, New Jersey Consumer Goods Retail

Highlights

1. Fast Bags Corp increased sales by 277% from Jan - July 2022 over the same period in 2021

2. The US trash bags market was $2.72 billion in 2021 & projected to be $3.83 billion by 2027

3. The company has secured 5 US & Canadian Utility Patents and Trademarks

4. Our biodegradable* trash bags degrade in 2-3 yrs compared to conventional bags.

5. 100% Made in the USA by Veterans and People with Disabilities

6. Saves Time & Money in commercial settings, 2hrs per 100 bag changes

7. Veteran owned & operated

Our Founder



Jack Licata President

US Air Force Veteran Captain - Nuclear Missile Launch Officer

We believe in making a difference from the people whose job it is to change the trash, to the environment, and create employment for Veterans and People with Disabilities.

It's Easy Being Green

BAGUPS®

LETS TALK TRASH

PROBLEM



When I was in the Air Force as a Nuclear Missile Launch Officer one of my duties was to take out the trash.

Taking out the trash STINKS!! and replacing bags is even worse. It can be messy, smelly, and a waste of time.

I came to find out everyone hates this too!

JACK LICATA
Founder, Fast Bags Corp.

PROBLEM

1,000,000,000,000

About one trillion single-use plastic bags are used annually. That's nearly 2 million every minute.

The plastic garbage bags we use everyday take up to 1,000 years



77%

of consumers want to go green[1]

BUT...

to degrade



48%

Think they have to spend more & compromise quality[2]

Forbes[1]
Globe News Wire[2]

FIGURE 5 MARKET SIZE ESTIMATION: BIODEGRADABLE PLASTICS MARKET TOP-DOWN APPROACH


GLOBAL PLASTIC PRODUCTION 2022
390.7 Million Ton
Approximate demand for plastics is 75%–80% of the plastic production
GLOBAL PLASTIC CONSUMPTION 2022
293 Million Tons
Assuming the bioplastic consumption to be about 1-1.5% of the plastic consumption
GLOBAL BIOPLASTIC CONSUMPTION 2022
3-4 Million Tons
Assuming the biodegradable plastic to be about 50-55% of the bioplastic
GLOBAL BIODEGRADABLE PLASTIC CONSUMPTION 2022
1,500-2,000 KT

Source: Secondary and Primary Research and MarketsandMarkets Analysis

BAGUPS

Changing the Trash & Reducing the Carbon Footprint was never so easy


BAGUPS
MAKING A DIFFERENCE ONE BAG AT A TIME
15
KITCHEN BAGS
13 GALLON
15
KITCHEN BAGS
13 GALLON
15
KITCHEN BAGS
13 GALLON

Save Time, Money & Convenience in one motion

Biodegradable trash bags in the world's first trash bag dispensing system

- Multi-Patented dispensing system
- Made in the US by veterans and people with disability
- Convenience of a subscription
- Completely biodegradable

WORLDS FIRST TRASH BAG DISPENSING SYSTEM WITH BIODEGRADABLE BAGS

DROP DOWN



Grab first bag and drop the Bag Ups® box into bottom of trash can.

PULL OUT



When the trash bag is full, remove as usual. The next bag is attached to line trash can.

GET OUT


BAGUPS

Pull up the last trash bag, the box comes up with it, detach the box,

REPEAT



Subscribe, refill & repeat

Results and feedback that speaks for itself

$1.4M
in total sales since 2021

30k+
Customers

300
Customers invested in our crowdfunding

4,600
Active subscribers 2022

80+%
retention rate

"I've been a loyal customer for the past year . The quality of the bags is superior and I know I'm doing good by buying environmentally friendly products." **Abby L.**

"I am happy to try to be a part of the solution that our planet is facing, & thrilled to be able to do so while helping veterans & the disabled! Hope this takes off!" **Vanessa M.**

They feel stronger than the kind you buy at the supermarket and the wife loves them. Add to that the fact that they're biodegradable and I'm sold! **Michael G.**

Featured On

FOX BUSINESS · CBS · WSJ · MSNBC

Confidential

Starting with social media ads, our customers are now the fuel for our growth

We acquire customers via social media
$19 CAC : $26.32 AOV

They love our product
80+% Reorder or start a subscription

They stick around
We break even by the 2.5 purchase but our avg LTV is still growing every month

They even spread the word
Numerous reviews mention finding the product through family and friends, some even gift BagUps

"I use the product. And tell others about it. Even have given boxes of bags as gifts." **Barbara T.**

Confidential

Leveraging B2B relationships to

PIPELINE

American Airlines · US FOODS

relationships to remove even more plastic from our trash

CURRENT PARTNERS

VA | U.S. Department of Veterans Affairs

B2B TARGET SECTORS

Manufacturing | Travel | Hospitality | Events

Our competitors are providing green alternatives but fail to make sustainability easier

	BAGUPS	HoldOn	BioBag
Green Trash Bag Alternative	✓	✓	✓
Convenient Subscription	✓	✓	✗
Dispensing System	✓	✗	✗
Not Made from Food	✓	✗	✗
Made in USA	✓	✗	✗
Won't Melt w/ Warm Liquid	✓	✗	✗

* based on 13G garbage bag

CONSUMERS BUY DISPENSING CONVENIENCE


HEINZ
TOMATO KETCHUP
Chips Ahoy!
ORIGINAL
Marlboro
Purell

Bottom Dispenser | Resealable Dispenser | Flip Top Dispenser | Automatic Wall Dispenser

SALES UP 6%

SALES UP 50%

SALES UP 50%

SALES UP 8.6%

BagUps Trash Bag Dispensing System

Commercial customers save 2 man hours in labor costs for every 100 bag changes*

Trash bags are only the beginning, introducing ReCircle Brands

FUTURE RECIRCLE PRODUCTS

- *Pet Products*
- *B2B Packaging*
- *Plates, Cutlery & Cups*
- *Commercial-Size Trash Bags*

MADE FROM STONE

- First trash bags ever made from stone
- Reduce plastic up to 50%



With the foundation laid, we are anticipating significant growth


REVENUE PROJECTIONS
B2C
B2B
$40M
$30M
$20M
$10M
$M
$.6M
$2.475M
$3.75M
$4.95M
$9M
$7.425M
$16.8M
$9.9M
$28.8M
$12.375M
2024
2025
2026
2027
2028

A Veteran Team determined to take the plastic out of our trash



Jack Licata
Founder and CEO

- Founder and CEO
- MBA from University of Missouri
- Captain USAF- Nuclear Missile Launch Officer
- 5x founder with focus in sustainability & CPG
- US Air Force
- University of Missouri
- The Citadel

THE CITADEL — U.S. AIR FORCE — University of Missouri

TEAM & BOARD OF ADVISORS



Alan Burke
Colonel – USAF



Paul McGillicuddy
General – USAF



Harold Furlow
Major – USMC



Dave Young
Specialist – US Army

Confidential

Raising a $500k bridge round to set us up to takeover the $51.9 B Market

We will use this round to achieve key milestones to set us up for a successful seed round

- Achieve Sustainable Profitability w/ 14k Subscribers
- Secure contract w/ VA Hospital System & Other B2B Partners
- Launch Made from Stone line in both consumer market and B2B
- Create a recognizable, national brand



15%
20%
$500K
10%
55%
Sales
Team
Product Dev
Marketing

Confidential




BAGUPS
Throw away the smart way
jl@bagups.com
Confidential
WWW.BAGUPS.COM

Downloads

4 pack pic. re-touched.pdf

2 Pack picture re-touched .pdf